Exhibit 12.1

STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					Three Months Ended
	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	April 2, 2005
	(in thousands)
Pre-tax (loss) income from continuing operations	$(52,160)	$(30,595)	$(30,809)	$(12,062)	$340	$(1,676)
Fixed charges	1,011	1,559	2,103	731	1,653	591

Total earnings (losses) and fixed charges	$(51,149)	$(29,036)	$(28,706)	$(11,331)	$1,993	$(1,085)

Interest expense	$407	$608	$749	$—	$538	$233
Portion of rent expense deemed to be income	604	951	1,354	731	1,115	358

Total fixed charges	$1,011	$1,559	$2,103	$731	$1,653	$591

Ratio of earnings to fixed charges(1)	n/a	n/a	n/a	n/a	1.2	n/a

(1)	For purposes of computing the ratio of earnings to fixed charges, total earnings consist of pre-tax (loss) income from continuing operations before adjustment for minority interest and before provision for income taxes plus fixed charges minus minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense plus amortized premiums, discounts and capitalized expenses related to indebtedness plus that portion of rent expense that we believe to be representative of interest. Earnings were not sufficient to cover fixed charges by $52.2 million, $30.6 million, $30.8 and $12.1 million for the years ended December 30, 2000, December 29, 2001, December 28, 2001 and January 3, 2004, respectively and by $1.7 million for the three months ended April 2, 2005.